                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


NetVantage, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

Class A Common Stock.
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                         (Title of Class of Securities)

                                   641200104
                                   ---------
                                (CUSIP Number)

 NetVantage, Inc., 201 Continental Boulevard, Suite 201, El Segundo, CA  90245
 ------------------------------------------------------------------------------
                                (310) 726-4130
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

                                     March 28, 1997
            ------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of (S)(S)240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

Check the following box if a fee is paid with the statement [_].
------------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

       The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 641200104                                      PAGE 2 OF 4 PAGES
-----------------------                                  ---------------------

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      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      SEIJI UEHARA
      NONE
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS*
 4
      00-Shares of a Japanese Company previously held by the Reporting Person
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Japanese
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                          SOLE VOTING POWER
                     7
     NUMBER OF
                          854,993
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          None
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             854,993

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      854,993
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      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8.553
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      Individual
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

ITEM 1.  SECURITY AND ISSUER

     Class A Common Stock
     NetVantage, Inc.
     201 Continental Boulevard, Suite 201
     El Segundo, CA  90245

ITEM 2.  IDENTITY AND BACKGROUND

          (a)  Name; Seiji Uehara

          (b) Residence or Business Address; 4-22-106 Chiyogaoka, Asao-ku, Kawasaki, Yokohama, 215, Japan

          (c) Present principal occupation or employment and name, principal business and address of any corporation or other organization in which such employment is conducted; President of Telecom Device K.K., 4F, Sanmiyanaga Building, 5-12 Motoakasaka 1-chome, Minato-ku, Tokyo, 107, Japan.

          (d) Provide details of any criminal convictions, if none so state;
     None

          (e) Provide details of any civil proceedings, if none so state; None

          (f)  Citizenship; Japanese

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Uehara provided 5,524 shares of the Common Stock of Nextcomm K.K., a Japanese corporation, with a value of $2,671,851.56, in exchange for 341,997 shares of Class A Common Stock of NetVantage, Inc. and various other consideration.

ITEM 4.  PURPOSE OF TRANSACTION

     Personal Investment

ITEM 5.  INTEREST IN SECURITIES OF ISSUER

          (a) 854,993 shares of Class A Common Stock, 8.553 percent of class.

          (b) Mr. Seiji Uehara has sole voting and dispositive power over 854,993 shares of Class A Common Stock.

          (c) Mr. Seiji Uehara received 341,997 shares of Class A Common Stock of NetVantage, Inc. from Mr. Isao Okawa on March 28, 1997, at a price of

                                       3
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     $7.8125 per share, and various other consideration, in exchange for 5,524 shares of Common Stock of Nextcomm K.K., a Japanese corporation. The transaction was effected in Japan.

          (d)  Not applicable.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

          None

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

          None


Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

 Jan. 30, 1998                            /s/ Seiji Uehara
_______________________                   _______________________________
      Date                                           Signature

                                               Seiji Uehara
                                          _______________________________
                                                    Name/Title

                                       4